Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES SHIP Sales.

Singapore, January 25, 2024: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company"), a global provider of maritime transportation services predominantly in the drybulk sector, announced the completion of the following transactions.

On November 13, 2023, we exercised the purchase option on the 2014-built supramax bulk carrier IVS Naruo for approximately $12.0 million with delivery expected to take place on or before June 30, 2024. We can provide no assurances that the delivery will take place by that time or at all.

On November 29, 2023, we delivered the 2013-built handysize bulk carrier, IVS Merlion, to her new owners.

On December 11, 2023, we completed the second tranche of the share capital reduction with a distribution of $0.63193 per ordinary share to all shareholders of record as of October 20, 2023.

On December 11, 2023, we entered into agreements to charter-in two ultramax drybulk vessels. The vessels are expected to deliver in Q1 2024 and Q2 2024 and will be chartered-in for a minimum of one year.

On December 22, 2023, we extended the firm charter-in period of the 2014-built supramax bulk carrier IVS Crimson Creek for approximately 12 months.

On January 17, 2024, we entered into a contract to sell the 2007-built handysize bulk carrier, IVS Kingbird, for $10.4 million (before costs), effectively a 1.5% premium to carrying value. Delivery to her new owners expected on or before February 29, 2024. This vessel is unencumbered. We can provide no assurances that the delivery will take place by that time or at all.

About Grindrod Shipping

Grindrod Shipping predominantly owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of handysize and supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects; cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine and tensions between China and Taiwan; fluctuations in interest rates and foreign exchange; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 23, 2023. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact:	Investor Relations / Media Contact:
Edward Buttery
CEO
Grindrod Shipping Holdings Ltd.	Grindrod Shipping Holdings Ltd.
1 Temasek Avenue, #10-02 Millenia Tower	1 Temasek Avenue, #10-02 Millenia Tower
Singapore, 039192	Singapore, 039192
Email: ir@grindrodshipping.com	Email: ir@grindrodshipping.com
Website: www.grinshipping.com	Website: www.grinshipping.com